UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           Gateway Distributors, Ltd.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   367597 1 01
                                 (CUSIP Number)


       Richard Bailey, 3095 East Patrick Lane, Suite 1, Las Vegas, Nevada 89120 (702) 399-4328 (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 19, 2002
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D
CUSIP No. 367 597 1 01                               Page 2 of 6 Pages including
                                                     exhibits
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Neptune Communications, Inc.


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                        (A) (X)
                                        (B) ( )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    00
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Neptune Communications, Inc. is incorporated and does business in the State of Nevada.

               7)  SOLE VOTING POWER                      475,000,000
NUMBER OF
SHARES
BENEFICIALLY   8)  SHARED VOTING POWER                              0
OWNED BY
EACH
REPORTING      9)  SOLE DISPOSITIVE POWER                 475,000,000
PERSON WITH
               10) SHARED DISPOSITIVE POWER                         0

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    72.6%

14) TYPE OF REPORTING PERSON
    CO

                                  SCHEDULE 13D
CUSIP  No.  367597 1 01                              Page 2 of 6 Pages including
                                                     exhibits

1) NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Florian Ternes

2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                               (A) (X)
                                               (B) ( )

3) SEC USE ONLY

4) SOURCE OF FUNDS
   OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Ternes is a United States Citizen.

                   7) SOLE VOTING POWER                           8,951,961
NUMBER OF
SHARES
BENEFICIALLY       8)  SHARED VOTING POWER                      475,000,000
OWNED BY
EACH
REPORTING          9) SOLE DISPOSITIVE POWER                      8,951,961
PERSON WITH
                   10) SHARED DISPOSITIVE POWER                 475,000,000

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,951,961

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    73.9%

14) TYPE OF REPORTING PERSON
    IN

Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.001 per share, of Gateway Distributors Ltd. (ACommon Stock"). Gateway Distributors Ltd. (AGateway@) is a Nevada corporation with principal offices at 3095 E. Patrick Lane, Suite 1, Las Vegas, Nevada 89120.

Item 2.  Identity and Background

(a) This schedule is filed by Neptune Communications, Inc. (ANeptune@) and Florian Ternes (ATernes@).

(b) The business address for Neptune and Ternes is 3095 E. Patrick Lane, Suite 1, Las Vegas, Nevada 89120.

(c)  The   principal   business  of  Neptune   includes   being  a  provider  of
     communications packages and long distance services. Ternes is President of Neptune. He is also a Director and Officer of Gateway.

(d) Neither Neptune nor Ternes has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, neither Neptune nor Ternes has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Neptune is a Nevada corporation. Ternes is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Neptune

The 475,000,000 shares that are the impetus for filing this schedule were acquired by Neptune from Gateway on April 19, 2002 as payment for services rendered. Due to the fact that Neptune and Gateway share common management, this transaction is not deemed to be an arms-length transaction.

Ternes

The event that is the impetus for filing this schedule on behalf of Ternes consists of the acquisition of 475,000,000 shares by Neptune from Gateway, which as President of Neptune are beneficially attributed to Ternes. Due to the fact that Ternes is the President of Neptune and also an Officer and Director of Gateway, this transaction is not deemed to be an arms-length transaction.

Item 4.  Purpose of Transaction

The following discussion states the purpose of the acquisition of Gateway=s securities, and describes any plans or proposals resulting in material transactions with Gateway. Ternes is an individual who is President of Neptune, and also serves as an Officer and Director of Gateway.

Neither Neptune nor Ternes has any current plans to purchase additional shares of Gateway. Neptune obtained its shares for investment purposes and has no current plans to purchase additional shares, but may decide to sell shares pursuant to the provisions of Rule 144.

Ternes, who directly owns 8,951,961 shares and to whom beneficial ownership of the 483,951,961 held by Neptune is attributed, has no current plans to purchase or to cause Neptune to purchase additional shares in Gateway. However, Ternes may cause Neptune to dispose of shares of Gateway pursuant to the provisions of Rule 144. Neither Neptune nor Ternes is aware of any current plans or proposals that would involve any extraordinary corporate transaction, any sale or transfer of a material amount of the corporation=s assets, a change in the directors, management of the corporation, or a change in the corporation=s business.

Item 5.  Interest in Securities of the Issuer

(a)  (i) The aggregate number of the class of securities, identified pursuant to
     Item 1, owned by Neptune is 475,000,000. The percentage of the class of securities, identified pursuant to Item 1,owned by Neptune is 72.6%.
     (ii)The aggregate number of the class of securities, identified pursuant to
     Item 1, beneficially owned by Ternes is 483,951,961. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Ternes is 73.9%.

(b) (i) For Neptune the number of shares as to which there is sole power to vote or to direct the vote is 475,000,000, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 475,000,000, the number of shares with shared power to dispose or to direct the disposition is 0. (ii) For Ternes the number of shares as to which there is sole power to vote or to direct the vote is 8,951,961, the number of shares with the shared power to vote or to direct the vote is 483,951,961, the number of shares with the sole power to dispose or to direct the disposition is 8,951,961, the number of shares with shared power to dispose or to direct the disposition is 483,951,961.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         None.

Item 7.  Material to Be Filed as Exhibits.

         None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Neptune Communications, Inc. a Nevada corporation


      Date: August 16, 2002                   /s/ Florian Ternes
            ---------------                 -----------------------------
                                            Florian Ternes, President


      Date: August 16, 2002                   /s/ Florian Ternes
            ---------------                 -----------------------------

                                            Florian Ternes, Individually

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).